

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Anthony Marone
Chief Fiancial Officer
Blackstone Mortgage Trust, Inc.
345 Park Avenue, 24th Floor
New York, NY 10154

> **Re: Blackstone Mortgage Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-14788**

Dear Anthony Marone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Debt-to-Equity Ratio and Total Leverage Ratio, page 78

1. Please include all disclosures required by Item 10(e) of Regulation S-K to the extent that Adjusted debt-to-equity and Adjusted total leverage ratios are presented in future filings. In addition, supplementally provide us with the calculations used to arrive at these ratios based upon the definitions provided.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 202-551-3851 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction